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                                    EXHIBIT 2


March 29, 2000


Board of Directors
Castle & Cooke, Inc.
10900 Wilshire Boulevard
Los Angeles, California 90024

Dear Sirs and Madam:

         I am pleased to present the following proposal for a transaction whereby Flexi-Van Leasing, Inc. (or another corporation wholly owned by me) would acquire all outstanding shares of common stock of Castle & Cooke, Inc., not already owned by me or my affiliates for $17 per share in cash. This represents a 41% premium over today's closing price of $12.06.

         I believe that my proposal presents an excellent opportunity for Castle & Cooke, Inc.'s shareholders to achieve liquidity for their shares at a significant premium to current market value and at what I believe is a fair price. In addition, I believe that if interest rates continue to rise, the public trading value of real estate companies like Castle & Cooke, Inc. will be adversely affected. I also believe that my familiarity with Castle & Cooke, Inc.'s geographic, regulatory, financial and operating environments makes me particularly well-suited to lead Castle & Cooke, Inc. in addressing the challenges ahead. I am confident that you will conclude that my proposal is fair and in the best interests of Castle & Cooke's public shareholders.

         To facilitate a transaction, I have engaged Deutsche Bank as my financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP and Paul, Hastings, Janofsky & Walker LLP, as my legal advisors to assist me with the proposed transaction. In that regard, Deutsche Bank has issued a "highly confident" letter with respect to the financing necessary to consummate the transaction. I am prepared at the earliest possible time to enter into a binding agreement, which would contain customary terms and conditions for transactions of this type. I am happy to make representatives of Deutsche Bank, Skadden Arps and Paul Hastings available to meet with the Board of Directors to discuss my proposal at your earliest convenience.

         While I am ready to move quickly, I recognize, of course, that the Board of Directors will require some time to evaluate my proposed transaction before it reaches a determination concerning entering into a definitive agreement relating to my proposal. Given my involvement in the proposed transaction, I appreciate that the Board may want to establish a special committee to review my proposed transaction, and that such a committee may choose to engage legal counsel and an investment banking firm to assist in its review.

         While I appreciate and respect the Boards' need to conduct an appropriate process in evaluating my proposal, I believe that time is of the essence and request that you give this proposal your prompt consideration. Accordingly, I must reserve the right to terminate my proposal if a definitive agreement has not been executed by May 15, 2000. We look forward to your careful consideration of this important proposal and are prepared to work closely with you over the coming weeks.

                  Very truly yours,

                  /s/  David H. Murdock
                  ---------------------
                  David H. Murdock